NANNACO, Inc.
                        4906 Point Fosdick Dr., Suite 102
                              Gig Harbor, WA 98335


                                November 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Jeffrey Gordon

      Re:   Nannaco, Inc. (the "Registrant")
            Form 8-k Item 4.01 filed November 3, 2005
            File No. 000-50672

Dear Mr. Gordon:

In accordance with your comments in your letter to Nannaco, Inc., dated November 4, 2005, please accept this letter as Registrant's stated acknowledgement of the following:

      1. Registrant hereby acknowledges that that it is responsible for the adequacy and accuracy of the disclosure in the filing;

      2. Registrant further acknowledges that staff comments or changes to the disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

      3. Additionally, Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Nannaco, Inc.


By:    /s/ Steve Careaga
    ------------------------------
Name:  Steve Careaga
Title: Director, President